UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.                                       Press release issued by ABB Ltd dated October 18, 2012.

Press Release

Michel Demaré to step down as CFO of

ABB to concentrate on his board mandates

Successor CFO to be announced in due course to ensure smooth transition

Zurich, Switzerland, Oct. 18, 2012 — ABB, the leading power and automation technology group, has announced that Michel Demaré will step down as ABB’s Chief Financial Officer and member of the Executive Committee. He has been appointed as the new Chairman of the Board of Syngenta beginning in April 2013 and will in the future focus on his various Board roles.

Demaré, 56, joined ABB in 2005 as Chief Financial Officer and acted as interim CEO for part of 2008. In addition, he was head of ABB’s Global Markets organization for several years. He will leave ABB at a date still to be determined.

“Michel Demaré has had outstanding track records during his time with ABB. The company’s strong financial position today is testimony to his achievements”, said Joe Hogan, ABB’s Chief Executive Officer. “We congratulate him on his appointment as Chairman of Syngenta and thank him for the energy and professionalism that he has brought to his roles at ABB.”

A successor to Demaré will be announced in due course.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact:
ABB Group Media Relations:
Thomas Schmidt; Antonio Ligi
(Zurich, Switzerland)
Tel: +41 43 317 6568
media.relations@ch.abb.com
http://twitter.com/ABBcomms

Investor Relations:

Switzerland: Tel. +41 43 317 7111

USA: Tel. +1 203 750 7743

investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 18, 2012	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance